UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 1999 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 1999 and 1998.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the year ended December 31, 1999.............................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental Schedules...............................................................................   13

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Plan Trustees
ConsecoSave Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ConsecoSave Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP



June 16, 2000

                                CONSECOSAVE PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1999 and 1998





                                                                                         1999               1998
                                                                                     ------------       ------------
Assets:

   Investments at fair value                                                          $205,204,104       $155,779,016

   Employer contribution receivable                                                      5,049,538          3,118,942
                                                                                      ------------       ------------

         Total assets                                                                  210,253,642        158,897,958

Liabilities:

   Excess contribution refunds due to participants                                         556,833              --
                                                                                      ------------       ------------

         Net assets available for plan benefits                                       $209,696,809       $158,897,958
                                                                                      ============       ============



















   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      for the year ended December 31, 1999






Investment income:

   Interest and dividends                                                             $ 19,030,922

   Net depreciation in the fair value of investments                                      (186,594)
                                                                                      ------------

      Net investment income                                                             18,844,328
                                                                                      ------------

Contributions:

   Employee contributions                                                               15,595,347

   Employer contributions                                                                5,049,538

   Assets transferred into the Plan (Note 1)                                            26,631,923
                                                                                      ------------

      Total contributions                                                               47,276,808
                                                                                      ------------

Deductions:

   Benefits paid                                                                        15,322,285
                                                                                      ------------

Net increase in net assets available for plan benefits                                  50,798,851

Net assets available for plan benefits, beginning of year                              158,897,958
                                                                                      ------------

Net assets available for plan benefits, end of year                                   $209,696,809
                                                                                      ============




   The accompanying notes are an integral part of these financial statements.


                                CONSECOSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies

The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from these estimates. During 1999, assets with a fair value of $26,631,923 were transferred to the Plan. Such assets primarily consist of the assets of the 401(k) plans of certain subsidiaries previously acquired by Conseco, Inc. ("Conseco"). During 1999, these plans were merged with the Plan.

In September 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements and prior period amounts have been reclassified to conform with the current year presentation.

Investments

The Plan provides the following investment options for voluntary employee contributions: (i) the following funds offered by Conseco Fund Group, which is managed by Conseco Capital Management, Inc., a wholly owned subsidiary of Conseco - Conseco Balanced Fund, Conseco 20 Fund, Conseco Convertible Securities Fund, Conseco High Yield Fund, Conseco Equity Fund and Conseco Fixed Income Fund; (ii) Conseco Stock Portfolio; (iii) Government Securities Portfolio; (iv) Interest Income Portfolio; (v) Money Market Portfolio; and (vi) the Standard and Poor's 500 Index ("S & P 500") Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the Conseco Stock portfolio which is held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company, an indirect wholly owned subsidiary of Conseco.

On June 21, 1999, the Government Securities Portfolio was removed as an investment option. On June 21, 1999, the Conseco 20, Conseco Convertible Securities and Conseco High Yield Funds were added to the Plan.

The Conseco Balanced Fund invests in debt securities, equity securities, and money market instruments.

The Conseco 20 Fund generally invests at least 65 percent of its assets in common stocks of companies that the advisor believes have above-average growth prospects. The fund is non-diversified and will generally concentrate its investments in a core position of approximately 20 to 30 common stocks.

The Conseco Convertible Securities Fund generally invests at least 65 percent of the fund's assets in convertible securities. These are often lower grade investment quality than other types of investments. At any given time over 50% of the fund's assets may be invested in below investment grade securities.

The Conseco High Yield Fund seeks to provide a high level of current income with a secondary objective of capital appreciation. The fund generally invests at least 65 percent of the fund's assets in below investment grade securities.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

1.  Summary of Significant Accounting Policies (Continued)

Investments (continued)

The Conseco Equity Fund invests primarily in equity securities and other securities having the investment characteristics of common stocks.

The Conseco Fixed Income Fund invests primarily in investment-grade debt securities.

The above funds are valued using the net asset value at the end of each New York Stock Exchange business day.

The Conseco Stock Portfolio only invests in the common stock of Conseco except for cash which remains in the fund to meet the fund's liquidity needs. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

The Government Securities Portfolio invested in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities and direct obligations issued by the U.S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds. On June 21, 1999, the Government Securities Portfolio was removed as an investment option.

The Interest Income Portfolio consists of guaranteed interest contracts. The guaranteed interest contracts are carried at the accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 5.42 percent and 5.48 percent for years ended December 31, 1999 and 1998, respectively). Such carrying values approximate fair values. As of December 31, 1999, the contract, interest rate, and expiration date are as follows:

      Conseco Variable Insurance Company, an
        indirect wholly owned subsidiary of
        Conseco                                - 6.00% December 31, 2000
      Principal Mutual Life Insurance Company  - 5.75% December 31, 2000


The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

The S & P 500 Portfolio invests in a Standard and Poor's Depository Receipt, which is a trust that is traded on the American Stock Exchange (Ticker Symbol
SPY) and is intended to track the price performance and dividend yield of the S & P 500 Index. The S & P 500 Portfolio is valued using the net asset value at the end of each New York Stock Exchange business day.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

1.  Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Operating expenses and maintenance fees incurred during the years ended December 31, 1999 and 1998, were paid by Conseco Services, LLC ("CSL"), the Plan sponsor and a wholly owned subsidiary of Conseco, on behalf of the Plan. Future payment of such expenses by CSL is at its discretion.

Income Taxes

Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code (the "IRC"), the Plan is qualified and the ConsecoSave Trust, a trust established under the Plan, is tax-exempt. The Plan has been amended since receiving its last determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

2.  Plan Description

The Plan is a defined contribution plan pursuant to Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993, October 1, 1995, January 1, 1997, and November 15, 1999, the Plan includes all employees of CSL as determined pursuant to the Plan of CSL and any participating employer (unless otherwise excluded pursuant to the Plan). Participation is voluntary. Employees previously were eligible to become a participant on the first day of the second month immediately following: (1) the employee's date of hire or on the first day of any month thereafter if such employee's customary employment is for at least 1,000 hours of service per year; or (2) if the employee's customary employment is less than 1,000 hours of service per year, the last day of either the employee's initial six-month period of employment or any subsequent six-month period during which the employee completes 500 hours of service. Effective November 15, 1999, the Plan was amended and every employee is eligible to become a participant on the first day of the fourth month immediately following the employee's date of hire.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($10,000 for pre-tax contributions for 1999). Participants can make pre-tax and/or after-tax contributions. Participants designate the portfolios in which their contributions are invested.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

2.  Plan Description (continued)

The employer matches 50.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. In 1999, the employer matched an additional 25.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of each participant's annual earnings for achieving certain corporate return on equity goals. Additional amounts may be contributed by the employer at the discretion of its Board of Directors. All employer contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

ERISA and the IRC provide that qualified plans, such as the Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k)(3) and 401(m) limits and all earnings attributable to such contributions. Amounts in excess of the limits discussed above are presented in the statement of net assets available for plan benefits as "Excess contribution refunds due to participants" and were refunded within 2-1/2 months of the Plan's year end.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce Conseco's future contributions.

Benefits under the Plan are paid in cash in a lump sum, in quarterly or annual installment payments, whole shares of Conseco common stock, or a combination thereof. A participant may make withdrawals after reaching age 55 or 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances between portfolios, except the Conseco Stock Portfolio, at any time in 1.0 percent increments. Transfers involving participant-directed contributions to the Conseco Stock Portfolio may only be made during a 10-business day period each quarter, beginning on the 3rd business day following the quarterly earnings release.

Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum. As of December 31, 1999, the participant loans had interest rates ranging from 6.0 percent to 10.5 percent, and maturity dates ranging from January 2000 to October 2017.

The Plan is administered by CSL who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, CSL has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

3.  Investments

Investments that represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 1999 and 1998, are summarized as follows:



                                                         1999          1998
                                                         ----          ----

     Conseco Equity Fund                              $79,488,321   $49,634,063
     S&P 500 Portfolio                                 32,996,184    18,367,828
     Conseco Stock Portfolio (a)                       27,642,899    43,552,107
     Money Market Portfolio                            19,843,681    10,072,484
     Interest Income Portfolio                         16,437,853    16,517,909
     Fixed Income Fund                                    (b)         9,223,310

---------------
(a)  Includes both participant-directed and nonparticipant-directed investments.
(b) Represented less than 5 percent of net assets available for plan benefits at December 31, 1999.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:



     Various investment portfolios, primarily
       mutual funds of the Conseco Fund Group         $ 20,811,526
     Conseco Stock Portfolio                           (20,998,120)
                                                      ------------
                                                      $   (186,594)
                                                      ============


                                CONSECOSAVE PLAN

4.   Conseco Stock Portfolio

The Conseco Stock Portfolio includes both participant-directed and nonparticipant-directed investments. Changes in net assets relating to this portfolio for the year ended December 31, 1999, are as follows:




Investment Income:

   Interest and dividends                             $  1,058,168

   Net depreciation in fair value of investments       (20,998,120)
                                                      ------------

        Net investment loss                            (19,939,952)
                                                      ------------
Contributions:

   Employee contributions                                4,098,749

   Employer contributions                                5,049,538

   Assets transferred into the Plan                        759,325
                                                      ------------
        Total contributions                              9,907,612
                                                      ------------

Deductions:

   Benefits paid                                         3,858,979
                                                      ------------


Net employee transfers to participant-
  directed investments                                    (167,855)
                                                      ------------

Net decrease in net assets available for
  plan benefits                                        (14,059,174)

Net assets available for plan benefits,
  beginning of year                                     46,671,049
                                                      ------------

Net assets available for plan benefits,
  end of year                                         $ 32,611,875
                                                      ============



                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

5.  Subsequent Events (Unaudited)

The NAL Financial Group 401(k) Benefit Plan and the Conseco Finance Corp. 401(k) Plan merged into the Plan effective January 1, 2000. The assets of these plans totaled $53,427,232 and were transferred into the Plan in early 2000. On March 31, 2000, Conseco announced that it plans to explore the sale of Conseco Finance Corp.


                                           CONSECOSAVE PLAN

                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                         As of December 31, 1999



 (a)                  (b)                                               (c)                                    (d)            (e)
         Identity of Issuer, Borrower,                              Description                                             Current
            Lessor or Similar Party                                of Investment                               Cost          Value

------------------------------------------------------------------------------------------------------------------------------------

       Conseco Fund Group                593,420 shares of Conseco Balanced Fund                           $  7,157,890 $  8,064,574
       Conseco Fund Group                201,571 shares of Conseco 20 Fund                                    3,289,632    4,130,190
       Conseco Fund Group                64,001 shares of Conseco Convertible Securities Fund                   826,627      956,176
       Conseco Fund Group                31,099 shares of Conseco High Yield Fund                               310,654      311,923
       Conseco Fund Group                4,826,249 shares of Conseco Equity Fund                             58,058,224   79,488,321
       Conseco Fund Group                1,047,850 shares of Conseco Fixed Income Fund                       10,451,634   10,101,270
       Conseco, Inc.                     1,512,288 shares of Conseco, Inc. Common Stock                      38,784,873   27,270,892
       Conseco Variable Insurance        Guaranteed interest contract, interest rate-6.0%,
         Company                           maturity date-December 31, 2000                                   15,966,491   15,966,491
       Principal Mutual Life Insurance   Guaranteed interest contract, interest rate-5.75%, maturity
         Company                           date-December 31, 2000                                               471,362      471,362
       Lehman Brothers                   Commercial paper                                                       500,000      500,000
       Lehman Brothers                   Commercial paper                                                       500,000      500,000
       Lehman Brothers                   Commercial paper                                                       500,000      500,000
       Lehman Brothers                   Commercial paper                                                       550,000      550,000
       Merrill Lynch                     Commercial paper                                                       797,083      797,083
       Bank of America                   Commercial paper                                                       698,396      698,396
       Merrill Lynch                     Commercial paper                                                       696,902      696,902
       Goldman Sachs - MMK               Commercial paper                                                       747,742      747,742
       Goldman Sachs - MMK               Commercial paper                                                       697,190      697,190
       Merrill Lynch                     Commercial paper                                                       596,412      596,412
       JP Morgan                         Certificate of deposit                                                 749,985      749,985
       Merrill Lynch                     Commercial paper                                                       794,551      794,551
       Goldman Sachs - MMK               Commercial paper                                                       794,130      794,130
       Merrill Lynch                     Commercial paper                                                       498,347      498,347
       Merrill Lynch                     Commercial paper                                                       746,529      746,529
       Goldman Sachs - MMK               Commercial paper                                                       747,758      747,758
       Fifth Third Bank                  Commercial paper                                                       250,000      250,000
       Lehman Brothers                   Commercial paper                                                       497,647      497,647
       Merrill Lynch                     Commercial paper                                                       598,215      598,215
       Merrill Lynch                     Commercial paper                                                       746,648      746,648
       Goldman Sachs - MMK               Commercial paper                                                       792,595      792,595
       Goldman Sachs - MMK               Commercial paper                                                       497,833      497,833
       Goldman Sachs - MMK               Commercial paper                                                       696,690      696,690
       Goldman Sachs - MMK               Commercial paper                                                       697,918      697,918
       Chase Securities Inc.             Commercial paper                                                       796,400      796,400
       JP Morgan                         Certificate of deposit                                                 750,030      750,030
       Merrill Lynch                     Commercial paper                                                       573,109      573,109
       Lehman Brothers                   Commercial paper                                                       500,000      500,000
       Morgan Stanley & Co.              Commercial paper                                                       793,416      793,416
       AIM                               Liquid Assets Portfolio - Commercial paper, time
                                             deposits, repurchase agreements                                  1,349,686    1,349,686
       Bank of New York                  Collective Short-Term Interest Fund                                    372,006      372,006
       Bank of New York                  Cash                                                                    38,260       38,260
       SPDR Trust, Series I              223,205 shares of Standard & Poor's 500 Index Portfolio             24,200,971   32,646,394
       Participant loans                 Interest rates from 6.0% to 10.5%, maturity dates from
                                             January 2000 to October 2017                                         -        5,231,033
                                                                                                           ------------ ------------
       Total Assets Held for Investment
         Purposes                                                                                          $180,083,836 $205,204,104
                                                                                                           ============ ============

                                CONSECOSAVE PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1999




                                                                                                Current
                                                                                                Value of
Identity             Description         Number                                     Cost         Asset on
of Party                 of               of           Purchase     Selling          of        Transaction         Net
Involved             Transactions      Transactions     Price        Price          Asset         Date            Gain
--------------------------------------------------------------------------------- -----------------------------------------


Conseco Common      Purchases             158          $ 8,719,827   $      -       $     -     $  8,719,827    $     -
  Stock Portfolio   Sales                 100                 -        4,612,732     1,686,657     4,612,732     2,926,075

Conseco Equity      Purchases             221           27,153,513          -             -       27,153,513          -
  Fund              Sales                 205                 -       12,268,604     9,913,300    12,268,604     2,355,304

S&P 500             Purchases              10           11,184,642          -             -       11,184,642          -
  Portfolio         Sales                   4                 -        1,222,935       608,759     1,222,935       614,176



                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             CONSECOSAVE PLAN


Dated:  June 27, 2000                        By: /s/ James S. Adams
                                                 ---------------------------
                                                     James S. Adams, Trustee